                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
          _________________________________________________________________

                                      FORM 11-K

                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                  AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

          _________________________________________________________________

          (Mark one)
          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1992

                                          or

          [  ] TRANSITION  REPORT   PURSUANT  TO   SECTION  15(d)   OF  THE
               SECURITIES EXCHANGE ACT OF 1934 [No fee required]

               For   the   transition    period   from _____   to _____

          _________________________________________________________________

                          COMMISSION FILE NUMBER    0-17605


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              YANKEE ENERGY SYSTEM, INC.
                         401(k) EMPLOYEE STOCK OWNERSHIP PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                              YANKEE ENERGY SYSTEM, INC.
                                 599 Research Parkway
                                  Meriden, CT  06450

                              YANKEE ENERGY SYSTEM, INC.

                         401(k) EMPLOYEE STOCK OWNERSHIP PLAN

                                  TABLE OF CONTENTS

                                                                 Page

          Report of Independent Public Accountants                  1

          Statements of Net Assets Available for Plan
               Benefits as of December 31, 1992 and 1991            2

          Statements of Changes in Net Assets Available
               for Plan Benefits for the Years Ended
               December 31, 1992 and 1991                           4

          Notes to Financial Statements                             6

          Schedule I - Reportable Transactions for the
               Year Ended December 31, 1992                        10

          Schedule II - Investments as of December 31, 1992        11




                      All schedules, except as set forth above,
                    are omitted as not applicable or not required.

                  [Letterhead of Arthur Andersen & Co. appears here]


                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


          To the Plan Administrator of
               Yankee Energy System, Inc.
               401(k) Employee Stock Ownership Plan:


               We have audited the accompanying statements of net assets available for plan benefits of the Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1992 and 1991, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992 and 1991, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

               Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and investments are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The
          supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


          Hartford, Connecticut
          January 28, 1994
                                          1

                                      YANKEE ENERGY SYSTEM, INC.
                                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                       AS OF DECEMBER 31, 1992

                                     Employee                      Fleet
                                     Contribution   Stock Company  Common Stock
                      GIC Fund       Fund           Match Fund     Mutual Fund
                      ____________   _____________  ______________ _____________
ASSETS:
 Cash                $        39    $     --         $     --      $       --
 Short-term
  investments            442,399          71           80,818             294
 Annuity contracts     2,900,619          --               --              --
 Mutual funds                 --          --               --       2,208,871
 GIC Pooled Funds      5,456,713          --               --              --
 Common Stock                 --          --        2,010,690              --
 Employer contributions
  receivable                  --          --               --              --
 Employee contributions
  receivable                  --     108,437               --              --
 Accrued interest
  receivable              26,582          81              152               4
 Accounts receivable-other    --          --               --              --
                      ___________    ___________    ___________     ___________
  Total assets          8,826,352      108,589      2,091,660       2,209,169
                      ___________    ___________    ___________    ___________

                     Northeast
                     Utilities
                     Stock          Employer       Stock Loan      1992
                     Fund           Match Fund     Fund            Total
                     ___________    ___________    ___________    ___________
ASSETS:
 Cash                $       254    $       --    $       557     $       850
 Short-term
  investment                   4              8        57,249         580,843
 Annuity contracts            --             --            --       2,900,619
 Mutual funds                 --             --            --       2,208,871
 GIC Pooled Funds             --             --            --       5,456,713
 Common Stock          5,300,689             --     3,620,940      10,932,319
 Employer contributions
  receivable                  --             --            --              --
 Employee contributions
  receivable                  --             --            --         108,437
 Accrued interest
  receivable                  --              1            14          26,834
 Accounts receivable-other    --             --            --             --
                        ___________    ___________    ___________    ___________
    Total assets        5,300,947              9      3,678,760      22,215,486
                        ___________    ___________    ___________    ___________

                                     Employee                      Fleet
                                     Contribution   Stock Company  Common Stock
                        GIC Fund     Fund           Match Fund     Mutual Fund
                      ____________   _____________  ______________ _____________
LIABILITIES:
 Note payable-long term        --             --               --           --
 Note payable-current          --             --               --           --
 Accrued expenses              --             --               --           --
 Accounts payable         600,000             --           20,121           --
 Benefits payable         375,436             --           68,827        8,472
                       ___________    ___________  ______________  _____________
   Total liabilities      975,436             --           88,948        8,472
                       ___________    ___________    ___________    ___________
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS    $ 7,850,916    $    108,589     $ 2,002,712  $ 2,200,697
                       ___________    ___________    ___________    ___________
                       ___________    ___________    ___________    ___________

                       Northeast
                       Utilities
                       Stock          Employer      Stock Loan      1992
                       Fund           Match Fund    Fund            Total
                       ___________    ___________    ___________    ___________
LIABILITIES:
 Note payable-long term         --             --      2,200,000      2,200,000
 Note payable-current           --             --        400,000        400,000
 Accrued expenses               --             --             --             --
 Accounts payable               --             --             --        620,121
 Benefits payable          210,064             --             --        662,799
                       ___________    ___________    ___________    ___________
   Total liabilities   $   210,064             --      2,600,000      3,882,760
                       ___________    ___________    ___________    ___________
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS     $ 5,090,883    $         9    $ 1,078,760    $18,332,566
                       ___________    ___________    ___________    ___________
                       ___________    ___________    ___________    ___________


       The accompanying notes are an integral part of this financial statement.

                                      YANKEE ENERGY SYSTEM, INC.
                                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                       AS OF DECEMBER 31, 1991

                                    Employee                      Fleet
                                    Contribution   Stock Company  Common Stock
                     GIC Fund       Fund           Match Fund     Mutual Fund
                     ____________   _____________  ______________ _____________
ASSETS:
 Cash                $        42    $        74    $      31,800   $       48
 Short-term
  investments          3,532,300            400               --       26,400
 Annuity contracts     2,900,000             --               --           --
 Mutual funds                 --             --               --    1,395,174
 GIC Pooled Funds        396,659             --               --           --
 Common Stock                 --             --        1,299,241           --
 Employer contributions
  receivable                  --             --               --           --
 Employee contributions
  receivable                  --        104,309               --           --
 Accrued interest
  receivable               8,774             84              120          111
 Accounts receivable-other 3,058             --              836        6,084
                      ___________    ___________    ____________    ___________
   Total assets        6,840,833        104,867        1,331,997    1,427,817
                      ___________    ___________    ___________    ___________

                      Northeast
                      Utilities
                      Stock          Employer       Stock Loan     1992
                      Fund           Match Fund     Fund           Total
                      ___________    ___________    ___________    ___________
ASSETS:
 Cash                $         --    $        33    $        --    $    31,997
 Short-term
  investments                  --             --             --      3,559,100
 Annuity contracts             --             --             --      2,900,000
 Mutual funds                  --             --             --      1,395,174
 GIC Pooled Funds              --             --             --        396,659
 Common Stock           4,793,631             --      3,682,918      9,775,790
 Employer contributions
  receivable                   --          8,466             --          8,466
 Employee contributions
  receivable                   --             --             --        104,309
 Accrued interest
  receivable                  421              7              8          9,525
 Accounts receivable-other  4,855             --          4,238         19,071
                      ___________    ___________    ___________    ___________
   Total assets         4,798,907          8,506      3,687,164     18,200,091
                      ___________    ___________    ___________    ___________


                                     Employee                      Fleet
                                     Contribution   Stock Company  Common Stock
                      GIC Fund       Fund           Match Fund     Mutual Fund
                      ____________   _____________  ______________ _____________
LIABILITIES:
 Note payable-long term         --              --              --           --
 Note payable-current           --              --              --           --
 Accrued expenses            3,058              --             836        6,084
 Accounts payable               --              --              --           --
 Benefits payable          143,141              --          30,714        2,526
                      ____________   _____________  ______________  ____________
   Total liabilities       146,199              --          31,550        8,610
                      ____________   _____________  ______________  ___________

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS     $ 6,694,634    $    104,867   $   1,300,447  $ 1,419,207
                      ____________   _____________   _____________  ___________
                      ____________   _____________   _____________  ___________

                        Northeast
                        Utilities
                        Stock        Employer     Stock Loan    1992
                        Fund         Match Fund   Fund          Total
                        ___________  ___________  ___________   ___________

LIABILITIES:
 Note payable-long term          --           --    2,600,000     2,600,000
 Note payable-current            --           --      400,000       400,000
 Accrued expenses             4,855           --        4,238        19,071
 Accounts payable             1,845           --           --         1,845
 Benefits payable            23,810           --           --       200,191
                        ___________  ___________   ___________   ___________
   Total liabilities         30,510           --    3,004,238     3,221,107
                        ___________  ___________   ___________   ___________

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $ 4,768,397  $     8,506   $  682,926    $14,978,984
                        ___________  ___________   ___________   ___________
                        ___________  ___________   ___________   ___________

       The accompanying notes are an integral part of this financial statement.

                                    YANKEE ENERGY SYSTEM, INC.
                              401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              FOR THE YEAR ENDING DECEMBER 31, 1992

                                      Employee                  Fleet
                                      Contribution Stock Company  Common Stock
                         GIC Fund     Fund         Match Fund     Mutual Fund
                         ___________  ___________  ___________    ___________
ADDITIONS:
 Employee contributions
  and rollovers         $     7,546    $ 1,341,591  $       --    $    11,628
 Employer contributions          --             --     385,001             --
 Miscellaneous                   --             --          --             --
 Interfund transfers in   1,240,163             --     556,404        637,910
 Earnings -
  Interest                  705,360          1,037       1,272            626
  Dividends                      --             --      80,428         34,855
  Reimbursement income           --             --          --             --
  Realized gain(loss)            --             --      10,223             46
  Unrealized gain(loss)          --             --     161,077        114,265
                        ___________    ____________  _________    ___________
    Total additions       1,953,069      1,342,628   1,194,405        799,330
                        ___________    ____________  _________    ___________

                         Northeast
                         Utilities
                         Stock        Employer       Stock Loan      1992
                         Fund         Match Fund     Fund            Total
                         ___________   ___________    ___________    ___________
ADDITIONS:
 Employee contributions
  and rollovers          $        --   $        --     $       --    $ 1,360,765
 Employer contributions           --       139,857        163,978        688,836
 Miscellaneous                    --            --             --             --
 Interfund transfers in          461            --        400,000      2,834,938
 Earnings -
  Interest                        75            73             69        708,512
  Dividends                  350,027            --        229,056        694,366
  Reimbursement income            --            --             --             --
  Realized gain(loss)        103,741            --             --        114,010
  Unrealized gain(loss)      469,421            --        396,016      1,140,779
                         ___________   ___________    ___________    ___________
    Total additions          923,725       139,930      1,189,119      7,542,206
                         ___________   ___________    ___________    ___________

                                      Employee
                                      Contribution  Stock Company  Common Stock
                         GIC Fund     Fund          Match Fund     Mutual Fund
                         ___________  ___________   ___________    ___________
DEDUCTIONS:
 Interfund transfers out     132,08     1,338,906       400,000             --
 Administrative expenses         --            --            --             --
 Benefit payments           664,702            --        92,140         17,840
 Interest expense                --            --            --             --
                        ___________  ____________   ____________    ___________
   Total deductions         796,787     1,338,06        492,140         17,840
                        __________   ____________   ____________    ___________

 Net increase(decrease)
   in assets available
   for plan benefits     1,156,282         3,722        702,265        781,490

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR        6,694,634        104,867      1,300,447      1,419,207
                       ___________    ___________    ___________    ___________
NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
END OF YEAR           $  7,850,916    $   108,589    $ 2,002,712    $ 2,200,697
                       ___________    ___________    ___________    ____________
                       ___________    ___________    ___________    ____________

                         Northeast
                         Utilities
                         Stock         Employer       Stock Loan     1992
                         Fund          Match Fund     Fund           Total
                         ___________   ___________    ___________    ___________
DEDUCTIONS:
 Interfund transfers out     259,129       148,427        556,391    2,834,938
 Administrative expenses          --            --             --           --
 Benefit payments            342,110            --             --    1,116,792
 Interest expense                 --            --        236,894      236,894
                         ___________   ___________    ___________    ___________
   Total deductions          601,239       148,427        793,285    4,188,624
                         ___________   ___________    ___________    ___________

 Net increase(decrease)
   in assets available
   for plan benefits         322,486       (8,497)       395,834     3,353,582

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR          4,768,397        8,506        682,926    14,978,984
                         ___________    __________    ___________    ___________

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
END OF YEAR              $ 5,090,883    $       9    $  1,078,760  $18,332,566
                         ___________    ___________   ___________   ___________
                         ___________    ___________   ___________   ___________

       The accompanying notes are an integral part of this financial statement.

                                   YANKEE ENERGY SYSTEM, INC.
                              401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                    AS OF DECEMBER 31, 1991

                                                       Fleet
                                                     Stock          Common
                                     Employee        Company        Stock
                                     Contribution    Match          Mutual
                       GIC Fund      Fund            Fund           Fund
                       ___________    ___________    ___________    ___________
ADDITIONS:
 Transfers from Northeast
  Utilities            $       --     $       --     $        --    $      --
 Employee contributions
  and rollovers            23,462      1,274,739              --        1,792
 Employer contributions        --             --         369,947           --
 Miscellaneous             13,092             --             836       17,956
 Interfund transfers in 1,283,538             --         533,120       371,430
 Earnings -
  Interest                314,861          1,079             857         2,298
  Dividends                    --             --          47,189        18,278
  Reimbursement income     21,659             --              --            --
  Realized gain(loss)          --             --              73            --
                      ___________    ___________     ___________    ___________
    Total additions     1,656,612      1,275,818       1,105,021       670,486
                      ___________    ___________    ___________    ___________

                         Northeast   NU
                         Utilities   Stock   Employer   Stock
                         Stock       Fund    Match      Loan         1991
                         Fund        (CNB)   Fund       Fund         Total
                         ___________ _____   _________  _________   __________
ADDITIONS:
 Transfers from Northeast
  Utilities              $       --  $  --   $      --   $     --   $        --
 Employee contributions
  and rollovers                  --     --          --         --     1,299,993
 Employer contributions          --     --      31,606    108,305       609,858
 Miscellaneous                9,796     --          --      8,713        50,393
 Interfund transfers in       5,931     --          --    400,166     2,594,185
 Earnings -
  Interest                    5,583   (101)        302          8       324,887
  Dividends                 350,427     --          --    249,305       665,199
  Reimbursement income           --     --          --         --        21,659
  Realized gain(loss)        18,363     --          --         --        18,436
  Unrealized gain(loss)     686,514     --          --    856,466     1,954,711
                        ___________    _____   _______    ________   __________
    Total additions       1,076,614    (101)   131,908  1,622,963     7,539,321
                        ___________    _____   _______  ___________  ___________

                                                                 Fleet
                                                    Stock        Common
                                      Employee      Company      Stock
                                      Contribution  Matching     Mutual
                         GIC Fund     Fund          Fund         Fund
                         ___________  ___________   ___________  ___________
DEDUCTIONS:
 Interfund transfers out       5,995    1,269,598       400,166       30,006
 Administrative expenses       3,378           --           836        6,084
 Benefit payments            247,226           --        38,095       30,580
 Interest expense                 --           --            --           --
                         ___________  ___________   ___________  ___________
   Total deductions          256,599     1,269,59       439,097       66,670
                         ___________  ___________   ___________  ___________
 Net increase(decrease)
   in assets available
   for plan benefits       1,400,013        6,220       665,924      603,816

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR          5,294,621       98,647       634,523      815,391
                         ___________  ___________   ___________  ___________

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
END OF YEAR              $ 6,694,634    $ 104,867    $1,300,447  $ 1,419,207
                         ___________    _________    __________   __________
                         ___________    _________    __________   __________

                        Northeast      NU
                        Utilities      Stock   Employer     Stock
                        Stock          Fund    Match        Loan       1991
                        Fund          (CNB)    Fund         Fund       Total
                        ___________   _____    _________    _______    ________
DEDUCTIONS:
 Interfund transfers out    250,086      16      131,306    507,012   2,594,185
 Administrative expenses      4,855      --           --      4,238      19,391
 Benefit payments            89,582      --           --     (3,736)    401,747
 Interest expense                --      --           --    357,475     357,475
                        ___________   _____  ___________    _______  ___________
   Total deductions         344,523      16      131,306    864,989   3,372,798
                        ___________   _____  ___________    _______  ___________
 Net increase(decrease)
   in assets available
   for plan benefits        732,091   (117)         602     757,974   4,166,523

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
BEGINNING OF YEAR         4,036,306     117       7,904     (75,048) 10,812,461
                        ___________    _____  _________    _________ ___________

NET ASSETS AVAILABLE
FOR PLAN BENEFITS AT
END OF YEAR             $ 4,768,397    $  --   $  8,506    $ 682,926 $14,978,984
                        ___________    _____   ________    _________ ___________
                        ___________    _____   ________    _________ ___________

      The accompanying notes are an integral part of this financial statement.

                              YANKEE ENERGY SYSTEM, INC.
                         401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                            NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1992 AND 1991


        1.   Establishment of The Plan:

             The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU) and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan
             (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

          2.   Plan Description:

             The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

             The Plan is a 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union employees become eligible to participate on the first day of the month following completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service.

             The Plan consists of eight funds as follows:

               Guaranteed Investment Contract (GIC) -
                    Available for conservative investment in fixed rate investment contracts with a small balance in money market funds.

               Employee Contribution Fund -
                    Holding account for employee contributions prior to investment.

               Stock Company Match Fund -
                    Holding   account  for   employer  non-union   matching
                    contribution.

               Fleet Common Stock Mutual Fund -
                    Available for investment in mutual funds.

               Northeast Utilities Stock Fund -
                    Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service Company (NUSCO) employees formerly participating in the NU Supplemental Retirement Savings Plan.

               Employer Match Fund -
                    Holding   account    for   employer    union   matching
                    contribution.

               Stock Loan Fund -
                    Account maintains unallocated Company shares acquired with the proceeds of note payable.

             Participants contribute between 1% and 10% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions each month up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

             Unless a participant elects otherwise, benefit distributions are made in lump sum not later than sixty (60) days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distribution will commence not later than 90 days following the Plan year end in which the participant attains age 70 and one-half years.

             Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:

               Years of Service                 Vesting %

                    1                              20%
                    2                              40%
                    3                              60%
                    4                              80%
                    5 or more                     100%

             The account balance of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement Savings Plan, TRAESOP and PAYSOP became fully vested on July 1, 1989.

             Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

          3.   Summary of Significant Accounting Policies:

             Basis of accounting -

             The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Negative cash balances have been reclassified to accounts payable in the accompanying financial statements.

             Administrative expenses -

             All administrative expenses of the Plan are paid from the Plan assets unless paid by the Company. Administrative expenses of $14,000 were paid by the Company in 1992. Administrative expenses of $19,391 were paid from the Plan in 1991.

             Investments -

             All assets of the Plan are stated at fair market value. Transactions within all funds are executed by the Plan trustee. The accompanying Schedule of Investments reflects valuations as of December 31, 1992.

          4.   Note Payable:

             The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the trustee, the proceeds of which were used to buy YES common stock for the Plan. YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the stock loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

          5.   Tax Status:

             The Plan has received a favorable letter of determination from the Internal Revenue Service (IRS) stating that it qualifies as tax exempt under Section 501(a) of the Internal Revenue Code.

          6.   Termination of the Plan:

             YES may suspend, terminate or completely discontinue contributions under the Plan with respect to its employees subject to the provision of the ERISA relating to plan terminations.

             Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

          7.   Subsequent Event:

             Effective January 1, 1994, the Plan was amended to permit Plan participants to direct the investment of their employee contributions, or a portion thereof, into Yankee Energy System, Inc. common stock.

                              YANKEE ENERGY SYSTEM, INC.             SCHEDULE I
                         401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                         SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1992

                      PURCHASES                               SALES

               Number of              Number of              Selling    Net
               Transactions  Costs    Transactions Cost     Price      Gain
               ____________  ________ ____________ ________ _________  _________
Northeast Utilities
Common Stock        4     $  346,356     18      $ 308,719  $ 412,460   $103,741

Taxable Liquid Fund 7      3,977,377      7      6,955,635  6,955,635        --

Protective Life
GIC                12        407,373      1        406,755    406,755         --

Galaxy GIC
Pooled Fund        20      4,460,054     --            --          --         --

Reportable transactions include:

(1) Individual transactions in excess of 5% of the market value of the Plan assets (as measured at December 31, 1991).

(2) Series of transactions involving securities of the same issue that, in the aggregate, exceed 5% of the market value of the Plan assets
       (as measured at December 31, 1991).

(3) Individual transactions or series of transactions with a person with whom a transaction in excess of 5% of the market value of the Plan assets (as measured at December 31, 1991) was made.

           The accompanying notes are an integral part of this schedule.

                      YANKEE ENERGY SYSTEM, INC.         SCHEDULE II
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                      SCHEDULE OF INVESTMENTS
                      AS OF DECEMBER 31, 1992

                                                 1992           1992
                                                 Cost          Market
                                             ____________   ___________

          YES common stock                   $ 4,138,835    $ 5,631,630

          NU common stock                      3,736,548      5,300,689
                                             ____________   ____________

             Total common stock                7,875,383     10,932,319
                                             ____________   ____________

          Mutual funds - Galaxy                1,834,297      2,208,871
             Equity Growth Class H

          Galaxy GIC Pooled Funds              5,546,713      5,546,713

          Protective Life GIC, 8.10%,
          maturing 12/31/93                    2,900,619      2,900,619

          Short-term investments                 580,843        580,843
                                             ____________   ___________

             Total investments               $18,647,855    $22,079,365
                                             ____________   ___________
                                             ____________   ___________




          The accompanying notes are an integral part of this schedule.

                                      SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.

          [C]                 [C]                           [C]
          Date                Title                      Signature


          January 27, 1994    Chairman of the Board      ___________________
                                                         William O. Bailey

          January 27, 1994    Director and President     /s/ Philip T. Ashton
                              and Chief Executive
                              Officer                    Philip T. Ashton

          January 27, 1994    Vice President, Treasurer  /s/ Michael E. Bielonko
                              and Chief Financial Officer  Michael E. Bielonko

          January 27, 1994    Controller                 /s/ Nicholas A. Rinaldi
                                                         Nicholas A. Rinaldi

          January 27, 1994    Director                   /s/ John K. Armstrong

                                                         John K. Armstrong

          January 27, 1994    Director                   /s/  Eileen S. Kraus

                                                          Eileen S. Kraus

          January 27, 1994    Director                  /s/Frederick M. Lowther
                                                       Frederick M. Lowther

          January 27, 1994    Director                  /s/ Thomas H. O'Brien

                                                         Thomas H. O'Brien

          January 27, 1994    Director                  /s/Leonard A. O'Connor
                                                       Leonard A. O'Connor

          January 27, 1994    Director                   /s/ Emery G. Olcott

                                                         Emery G. Olcott

          January 27, 1994    Director                 /s/Nicholas L. Trivisonno
                                                       Nicholas L. Trivisonno